CLIFTON STAR RESOURCES INC.
836 – 470 Granville Street
Vancouver, B.C. V6C 1 V5
425-453-0355

September 30, 2008

TSX-V.CFO

NEWS RELEASE
CLIFTON STAR CLOSES FINANCING WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce that, on September 29, 2008, we closed two non-brokered private placements in respect to which the Company has issued 499,995 units (Units) (each unit consisting of one flow through share and one non-flow through warrant exercisable at a price of $3.30 per share for a period of 24 months) at a price of $3.00 per Unit to sixteen placees and 2,057,605 Units (each Unit consists of one non-flow through share and one non-flow through warrant, exercisable at a price of $2.85 per share for a period of 24 months) at a price of $2.43 per Unit to fifteen placees. A finder’s fee in the amount of 255,760 non-flow through options on the same terms as the non-flow through Units has been issued. A further finders fee of 127,880 shares was issued.

All of these shares and units have a hold period which expires on January 29, 2009.

“We are very pleased with our continuing relationship with MineralFields Group” said Harry Miller, President. We look forward to working with MineralFields Group as we develop our holdings in Quebec.”

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

Harry Miller, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release